LAMF Global Ventures Corp. I

9255 Sunset Blvd., Suite 515

West Hollywood, California 90069

November 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Todd K. Schiffman

Re:    LAMF Global Ventures Corp. I

Registration Statement on Form S-1

Filed October 4, 2021, as amended

File No. 333- 259998

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, LAMF Global Ventures Corp. I respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 10, 2021, or as soon thereafter as practicable.

Please call Daniel Nussen to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

LAMF Global Ventures Corp. I

By:	/s/ Simon Horsman
Name: Simon Horsman
Title: Chief Executive Officer

cc:	Daniel Nussen, White & Case LLP

[Signature Page to Acceleration Request]